VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W., Stop 4-5

Washington, D.C.  20549

Re:	Assured Guaranty Ltd.
Form 10-K for Year Ended December 31, 2010
Filed March 1, 2011
File No. 001-32141

Dear Mr. Rosenberg:

Thank you for your letter dated May 5, 2011, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) on the Annual Report on Form 10-K for the year ended December 31, 2010 for Assured Guaranty Ltd. (the “Company”).

We appreciate the effort that went into the Staff’s comments.  We have provided our responses in the order the comments appeared in the Staff’s comment letter, which we have reproduced in italicized text.  Our responses follow each comment.

Financial Statements

Notes to Consolidated Financial Statements

2. Business Changes, Risks, Uncertainties and Accounting Developments, page 167

1.              Throughout your filing you discuss the significant budget deficits and revenue collection shortfalls that force many state and local governments that issue some of the obligations you insure to significantly raise taxes and/or cut spending in order to satisfy their obligations.  It appears that this is the first year you highlight these pressures in a financial statement footnote.  As financial guarantee insurance accounting is an expected loss model and as budgetary pressures faced by state and local governments continue, please tell us:

•                  Why your public finance expected losses declined from 2009 to 2010 as demonstrated in the table on page 193.  In your response, address how you considered the issues facing state and local governments and to what extent you have increased the probability and/or magnitude of expected future losses in assessing your loss reserves for your public finance business.

•                  Whether any of the obligations you insure are trading in the market at credit spreads that are indicative of a lower credit rating than you would expect for the credit rating assigned by a third party credit rating agency.  If so, please tell us how you have reflected this increased default risk in your loss reserving estimate.

•                  How you estimate the ability or willingness of these state and local governments to raise taxes, decrease spending or receive federal assistance in your loss reserving process.  Tell us whether your reserving estimates assume continued federal assistance and at what levels.

Company Response

•                  The Company’s public finance expected losses declined from $130.9 million as of December 31, 2009 to $88.9 million as of December 31, 2010, primarily as a result of paid losses of $51.6 million during 2010.  These expected losses experienced $9.6 million of adverse development during 2010.

Our comments in the December 31, 2010 Form 10-K reflect a generally perceived higher level of stress in the municipal market that was being discussed in the press at the time of our filing.

Our municipal credit analysts’ view, and that of many market participants, is that the risks in the U.S. public finance market continue to be idiosyncratic rather than systemic.  Evidence supporting our view includes:

•                  State and local debt levels are well within historic norms.  Interest on debt represents 2.8% of state government expenses and 4.1% of local government expenses;

•                  State tax collections in the fourth quarter of 2010 grew for the fourth consecutive quarter;

•                  Local tax collections remain stable;

•                  States have responded quickly with cost-cutting and revenue raising initiatives; and

•                  Pension and healthcare expenses are long-term problems that will not put an unmanageable level of stress on current year state budgets.

Overall, the credits insured by the Company continue to perform very well and the Company believes that the municipal market, while experiencing stress, will continue to experience generally low levels of default.  In fact, municipal bond defaults actually declined in the first quarter of 2011 compared to last year, according to a Reuters article released on April 14, 2011. There have been no major defaults in the entire municipal bond market thus far this year, with only nine small issues failing, none of which was insured by the Company, for a total of $245 million of defaults compared to about $1 billion at the same point last year.  The Company’s strong municipal portfolio is reflected in the low probabilities and severities of default used by the Company in its reserve analysis.

Over the course of 2010, the Company reviewed each of its public finance exposures to identify any major negative financial trends. Each credit was assessed based on specific parameters approved by the Company’s Risk Management Committee.  For cases where increased risk of default was identified, internal rating downgrades were recommended to, and approved by, the Company’s Risk Management Committee.

•                  The Company independently rates each of the credits in its insured portfolio and uses these ratings to determine the default probability for each of its insured exposures.  The Company’s internal rating considers factors that would be encompassed in a municipality’s credit spread, such as its ability to collect sufficient taxes and revenues to service its debt and its flexibility to lower operating expenses or draw upon existing reserves to eliminate any budgetary imbalance.  In this fashion, the factors driving changes in credit spreads are implicitly incorporated in the Company’s reserving process.

•            When considering the credit strength of state and local governments, the Company considers several factors, including the financial resources available to support debt service (i.e. tax base, demographic trends, etc.), the nature of financial commitments (discretionary spending vs. debt service) and political climate in which decisions are being made.  While many local issuers, particularly schools, depend on distributions of state aid to supplement their local tax revenues, temporary federal stimulus funds are generally ignored when assessing the long term credit strength of state and local governments.  Our reserves do not include an explicit assumption with respect to continued federal assistance, but rather consider all of the tools available to individual issuers to avoid payment defaults on insured securities.  In the Company’s reserve analysis, as required by ASC 944-40-30-32, the Company’s expected net cash outflows are probability-weighted cash flows that reflect the likelihood of all possible outcomes, including the Company’s evaluation of state and local government’s willingness to decrease spending or increase taxes to meet their debt service obligations.

5. Financial Guaranty Contracts Accounted for as Insurance

Loss Estimation Process

Breaches of Representations and Warranties, page 203

2.              In a press release furnished as an exhibit to Form 8-K on April, 15, 2011 you disclose the settlement with Bank of America of your claim of the breach of representations and warranties associated with 29 RMBS transactions you insure.  You indicate that you will ultimately receive cash payments of $1.1 billion plus a reinsurance arrangement associated with 21 first lien RMBS transactions.  In order to help us understand the arrangement with Bank of America, please address the following:

•                  Please confirm that this settlement represents the direct payment to you of all settlement considerations; none of the consideration will be paid to the underlying securitization trusts.

•                  Please confirm that you have yet paid any losses on these 29 RMBS transactions and, as a result, that the $490 million gross economic loss disclosed in the press release represents the vast majority of the sum of (1) the $0.5 billion of estimated recoveries netted in your loss reserve plus (2) the $0.2 billion of estimated recoveries netted in unearned premium reserve at December 31, 2010 as disclosed on page 204.  If this understanding is incorrect, please explain to us what you mean by a gross economic loss of $490 million.

•                  Please tell us how you plan to account for the receipt of the $1.1 billion cash settlement and reference for us the authoritative literature you will rely upon to support your accounting.  In your response, please discuss how you will account for the $850 million initial receipt on April 14, 2011 and its excess over your $490 million gross economic loss.  Also, please tell us how you will account for the approximately $250 million you expect to receive through March 31, 2012.

•                  Please tell us how the reinsurance arrangement operates.  In this regard, please explain whether Bank of America will also pay you 80% of the $490 million gross economic loss you recorded, assuming these losses relate to the 21 first lien RMBS transactions, when you actually pay those expected losses.  If so, please explain whether you expect to record a reinsurance recoverable associated with these losses and how this interacts with your accounting for the $1.1 billion cash settlement.  Please reference for us the authoritative literature you will rely upon to support your accounting.

Company Response

•                  We confirm that the agreement with Bank of America Corporation and its subsidiaries (collectively, “BofA”) calls for it to pay $1.1 billion in consideration for breaches of representations and warranties on second lien RMBS transactions and 80% of all claims paid by the Company on first lien RMBS transactions up to the disclosed limits of collateral losses.  As part of the agreement, BofA will pay $1.08 billion directly to the Company and $20 million to underlying securitizations trusts related to in process payments for breaches of representations and warranties on second lien RMBS transactions as of the date of the agreement, which amount will inure to the Company’s benefit. Of the $1.08 billion, $850 million was received from BofA on April 14, 2011, and we are contractually entitled to receive the balance in installments by March 31, 2012.

•                  The Company has paid approximately $2 billion of losses on the 8 second lien transactions that are covered by the agreement.  The $1.1 billion cash settlement reflects recoveries for breaches of representations and warranties.

The $490 million gross economic loss represents the amount of claims on the 21 first lien transactions covered by the BofA agreement that the Company expects to pay in the future. We use the term economic loss, as opposed to loss reserve, to differentiate to the readers of our financial statements the amount of expected future claim payments, since under GAAP financial guaranty insurance loss reserves are recognized only to the extent they exceed unearned premium reserve and they do not represent the Company’s total expected loss. As of December 31, 2010, we had not paid any claims on these deals; therefore, BofA had not yet reimbursed us for any first lien claim payments.

The $1.6 billion of estimated recoveries from ineligible loans, and its component pieces, disclosed on page 204 of the Company’s December 31, 2010 Form 10-K represents the Company’s expected recoveries for breaches of representations and warranties for all first and second lien RMBS transactions from all counterparties.  Of the $1.6 billion total recoveries for breaches of representation and warranties as of December 31, 2010, approximately $0.1 billion was related to first lien RMBS transactions covered by the BofA agreement and $1.1 billion was related to second lien RMBS transactions covered by the BofA agreement.

•                  To clarify, the $1.1 billion cash settlement relates exclusively to reimbursement for breaches of representations and warranties on 8 second lien RMBS transactions and approximates the amount of recoveries for these breaches recorded by the Company in its expected losses as of December 31, 2010.  The $850 million received on April 14, 2011, together with approximately $250 million we are contractually entitled to receive by March 31, 2012, will reduce the expected recovery for breaches of representations and warranties.  The $250 million will be discounted at the risk free rate as per ASC 944.  The $490 million gross economic loss represents the Company’s expected loss on 21 first lien RMBS transactions as of December 31, 2010, for which it will be reimbursed 80% by BofA upon payment of such claims.

•                  To clarify further, BofA will reimburse the Company for 80% of all of its claim payments on the 21 first lien RMBS transactions until aggregate collateral losses exceed $6.6 billion.  As of December 31, 2010, the Company estimated that it would incur losses of $490 million on these transactions, based on its weighted average estimate of cumulative projected collateral losses of $4.9 billion.

We will treat the $1.1 billion received related to second lien RMBS transactions as a reduction of our expected recoverable for representations and warranties, as discussed previously, in accordance with the accounting treatment for salvage and subrogation recoverable under ASC 944.

The Company is considering alternative accounting treatments for the BofA agreement in connection with the first lien RMBS transactions and plans to separately consult with the Staff on this issue to obtain their concurrence with our proposed accounting treatment prior to the filing of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2011.

9. Investments, page 239

3.              Please tell us about the following as of December 31, 2010 regarding your investments of $5.0 billion in states and political subdivisions:

•                  The amortized cost and fair value of your general obligation and special revenue bonds categorized by state and political subdivision;

•                  The nature and primary revenue sources for your special revenue bonds; and

•                  Your procedures for evaluating investments in states and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis.  Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Company Response

In future SEC filings, commencing with its June 30, 2011 Quarterly Report on Form 10-Q, the Company will add the following disclosures regarding its investments in states and political subdivisions:

“The Company’s investment portfolio in tax-exempt and taxable municipal securities includes issuances by a wide number of municipal authorities across the U.S. and its territories.  This is a high quality portfolio of municipal securities with an average rating of AA.  Securities rated lower than A-/A3 by Standard and Poor’s or Moody’s are not eligible to be purchased for our portfolio. The Company reports the lowest of the rating agency ratings in its disclosures.

The following table presents the fair value of the Company’s available for sale municipal bond portfolio as of December 31, 2010 by state (excluding $478.2 million of pre-refunded bonds).  The credit ratings are based on the underlying ratings and do not include any benefit from bond insurance.

($ in millions)

	State	Local
	General	General			Amortized	Average
State	Obligation	Obligation	Revenue	Fair Value	Cost	credit rating

Texas	$76.8	$294.4	$251.9	$623.1	$620.7	AA
New York	11.4	40.0	496.2	547.6	545.1	AA
California	17.2	56.0	330.2	403.4	401.0	AA
Florida	45.2	45.1	213.6	303.9	300.5	AA
Illinois	10.5	91.0	195.6	297.1	300.9	AA
Washington	80.0	37.2	89.2	206.4	204.6	AA
Massachusetts	38.0	8.6	137.3	183.9	185.8	AA
Arizona	—	0.6	144.5	145.1	145.5	AA
Michigan	—	39.5	93.1	132.6	131.4	A
Georgia	19.3	38.4	67.1	124.8	125.4	AA
All others	220.8	220.8	1,072.1	1,513.7	1,504.4	AA
Total	$519.2	$871.6	$3,090.8	$4,481.6	$4,465.3	AA

The revenue bond portfolio is comprised primarily of essential service revenue bonds issued by water and sewer authorities and other utilities, transportation authorities, universities and healthcare providers.

Revenue Sources

($ in millions)

State	Fair Value	Amortized Cost

Transportation	$768.3	$759.8
Utilities	492.5	493.6
Water & Sewer	409.1	408.3
Higher Education	359.2	362.2
TaxBacked	327.8	331.4
Hospital	196.4	195.6
All Others	537.5	535.0
Total	$3,090.8	$3,085.9

Our investment portfolio is managed by four outside managers.   As municipal investments are a material portfolio of our overall investment portfolio, we have established detailed guidelines setting the parameters around credit quality, exposure to a particular sector and exposure to a particular obligor within a sector.  Each of the portfolio managers perform independent analysis on every municipal security they purchase for our portfolio.  The Company meets with each of its portfolio managers each quarter and reviews all investments with a change in credit rating as well as any investments on the manager’s watch list of securities with the potential for downgrade.  The Company does not independtly assign investments within our portfolio an individual rating.”

11. Income taxes

4.              On page 250, you state that the marginal corporate income tax rate for the U.S., U.K., and Bermuda is 35%, 28%, and 0%, respectively.  Yet the expected tax rate inherent in your tax rate reconciliation table on page 251 is 33% for 2010, 88% for 2009 and 53% for 2008.  Please provide us proposed revised disclosure to be included in future periodic reports that addresses the following:

•                  Please clarify how the expected tax rate can be substantially higher than your highest statutory rate;

•                  Please provide the components of pretax income for domestic and foreign operations as required by Item 4-08(h) of Regulation S-X;

•                  Please provide a breakout of revenues by region (i.e., domestic, U.S., and U.K.) as required by ASC 280-10-50-41;

•                  To the extent that domestic and foreign pretax income is disproportionate to your domestic and foreign revenues, please explain the underlying reasons for the disproportionate pretax income of your foreign operations in relation to your foreign revenues.

Company Response

•                  In future SEC filings, commencing with its June 30, 2011 Quarterly Report on Form 10-Q, the Company will add the following disclosure regarding the expected tax rate:

“The expected tax provision at statutory rates in taxable jurisdictions is calculated as the sum of pretax income in each jurisdiction multiplied by the statutory tax rate of the jurisdiction by which it will be taxed.  Pretax income of the Company’s subsidiaries which are not US domiciled but are subject to US tax by election or as controlled foreign corporations is included at the US statutory tax rate. Where there is a pretax loss in one jurisdiction and pretax income in another, the total combined expected tax rate may be higher or lower than any of the individual statutory rates.”

•                  In future SEC filings, commencing with its June 30, 2011 Quarterly Report on Form 10-Q, the Company will add the following disclosures regarding the components of pretax income and revenue for domestic and foreign operations:

“The following table presents pretax income and revenue by jurisdiction for the years ended December 31, 2010, 2009 and 2008 (dollars in millions).

Pre-tax Income by Tax Jurisdiction

	2010	2009	2008
Bermuda	$35.0	$(200.6)	$(59.0)
United States	600.1	333.4	171.1
UK	0.4	0.1	0.2
Total	$635.5	$132.9	$112.3

Revenue by Tax Jurisdiction

	2010	2009	2008
Bermuda	$219.0	$197.9	$121.1
United States	1,182.3	719.4	432.1
UK	0.1	0.0	0.1
Total	$1,401.4	$917.3	$553.3

Note: In the above tables, pretax income and revenues of the Company’s subsidiaries which are not US domiciled but are subject to US tax by election or as controlled foreign corporations are included in the US amounts.

Pretax income by jurisdiction may be disproportionate to revenue by jurisdiction to the extent that insurance losses incurred are disproportionate.”

5.              Please explain to us your accounting for the $55.8 million net tax benefit you recorded related to the filing of an amended consolidated tax return for AGMH and Subsidiaries for a period prior to your acquisition of AGMH on July 1, 2009. Please reference for us the authoritative literature you rely upon to support your accounting. In your response, please describe the nature of the amendment. In addition, please demonstrate to us that the filing of this amendment was not tantamount to the correction of an error requiring the revision of your acquisition accounting as contemplated in ASC 805-10-25-19.

Company Response

The $55.8 million net tax benefit the Company recorded as of September 30, 2010 related to the filing of an amended 2008 tax return by Dexia, the prior owner of AGMH and Subsidiaries (“AGMH”). In September 2010, Dexia amended its 2008 tax return, which included AGMH, and reversed a previous tax position it had taken with respect to AGMH. As a result, the Company realized additional deferred tax benefits related to future loss reserve deductions and foreign tax credits. The Company was unaware that an amended 2008 return was filed by Dexia until after its filing in September 2010.

Dexia’s amendment of their 2008 tax return in September 2010 provided new information about the value of the Company’s related deferred tax asset that was acquired on July 1, 2009. Dexia had taken the tax position in 2008, before the acquisition date of July 1, 2009. However, the event that precipitated resolution of the issue was Dexia’s filing of its amended 2008 income tax return. This event took place in September 2010, 14 months after the acquisition date. Accordingly, while the adjustment relates to new information about facts and circumstances that existed at the acquisition date, the adjustment is appropriately recorded outside of the measurement period.

Therefore, as per ASC 805-10-25-14 this information would not result in a modification of the Company’s accounting for its acquisition of AGMH.

*               *            *

In connection with its responses, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings,

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission of any person under the federal securities laws of the United States.

You may contact Robert Bailenson, Chief Accounting Officer, at (212) 261-5511 or (441) 278-6633, or me, at (212) 408-6066 or (441) 278-6693, if you have any questions regarding our response to your comments.

Sincerely,

/s/ Robert B. Mills
Robert B. Mills
Chief Financial Officer
Assured Guaranty Ltd.

cc:	Mark Brunhofer, Senior Staff Accountant, Division of Corporate Finance
Kei Nakada, Staff Accountant, Division of Corporate Finance
Robert Bailenson, Chief Accounting Officer, Assured Guaranty Ltd.
William Findlay, Director of Accounting Policy, Assured Guaranty Ltd.